SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

Augmedix, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

05105P107

(CUSIP Number)

Matthew C. Bonner

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box . ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 05105P107	13D	Page 2 of 26 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM VI, L.P. (“DCM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ¨ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,438,408 common shares (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI), except that DCM Investment Management VI, L.P. (“DGP VI”), the general partner of DCM VI, and DCM International VI, Ltd. (“UGP VI”), the general partner of DGP VI, may be deemed to have sole power to vote these shares, and F. Hurst Lin (“Lin”) and Matthew C. Bonner (“Bonner”), the directors of UGP VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,438,408 common shares (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI), except that DGP VI, the general partner of DCM VI, and UGP VI, the general partner of DGP VI, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,438,408
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.9%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 05105P107	13D	Page 3 of 26 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management VI, L.P. (“DGP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ¨ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,438,408 common shares (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) all of which are directly owned by DCM VI. DGP VI, the general partner of DCM VI, may be deemed to have sole power to vote these shares, except that UGP VI, the general partner of DGP VI, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,438,408 common shares (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) all of which are directly owned by DCM VI. DGP VI, the general partner of DCM VI, may be deemed to have sole power to dispose of these shares, except that UGP VI, the general partner of DGP VI, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,438,408
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.9%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 05105P107	13D	Page 4 of 26 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International VI, Ltd. (“UGP VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ¨ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
4,438,408 common shares (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) all of which are directly owned by DCM VI. UGP VI is the general partner of DGP VI, the general partner of DCM VI, and may be deemed to have sole power to vote these shares, except DGP VI, the general partner of DCM VI, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
4,438,408 common shares (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) all of which are directly owned by DCM VI. UGP VI is the general partner of DGP VI, the general partner of DCM VI, and may be deemed to have sole power to dispose of these shares, except DGP VI, the general partner of DCM VI, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of UGP VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,438,408
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.9%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 05105P107	13D	Page 5 of 26 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A-Fund, L.P. (“A-Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ¨ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
20,007 common shares, except that A-Fund Investment Management, L.P. (“A-Fund DGP”), the general partner of A-Fund, and A-Fund International, Ltd. (“A-Fund UGP”), the general partner of A-Fund DGP, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of A-Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
20,007 common shares, except that A-Fund DGP, the general partner of A-Fund, and A-Fund UGP, the general partner of A-Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of A-Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	20,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 05105P107	13D	Page 6 of 26 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A-Fund Investment Management, L.P. (“A-Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ¨ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
20,007 common shares all of which are directly owned by A-Fund. A-Fund DGP, the general partner of A-Fund, may be deemed to have sole power to vote these shares, except that A-Fund UGP, the general partner of A-Fund DGP, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of A-Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
20,007 common shares all of which are directly owned by A-Fund. A-Fund DGP, the general partner of A-Fund, may be deemed to have sole power to dispose of these shares, except that A-Fund UGP, the general partner of A-Fund DGP, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of A-Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	20,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 05105P107	13D	Page 7 of 26 Pages

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON A-Fund International, Ltd. (“A-Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ¨ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

20,007 common shares all of which are directly owned by A-Fund. A-Fund UGP is the general partner of A-Fund DGP, the general partner of A-Fund, and may be deemed to have sole power to vote these shares, except A-Fund DGP, the general partner of A-Fund, may be deemed to have sole power to vote these shares, and Lin and Bonner, the directors of A-Fund UGP, may be deemed to have shared power to vote these shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER

20,007 common shares all of which are directly owned by A-Fund. A-Fund UGP is the general partner of A-Fund DGP, the general partner of A-Fund, and may be deemed to have sole power to dispose of these shares, except A-Fund DGP, the general partner of A-Fund, may be deemed to have sole power to dispose of these shares, and Lin and Bonner, the directors of A-Fund UGP, may be deemed to have shared power to dispose of these shares.

8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	20,007
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 05105P107	13D	Page 8 of 26 Pages

1	NAME OF REPORTING PERSON F. Hurst Lin (“Lin”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ¨ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		4,458,415 common shares of which 4,438,408 (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) are directly owned by DCM VI and 20,007 are owned directly by A-Fund. Lin is a director of each of UGP VI, the general partner of DGP VI, which is the general partner of DCM VI, and A-Fund UGP, the general partner of A-Fund DGP, which is the general partner of A-Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER

4,458,415 common shares of which 4,438,408 (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) are directly owned by DCM VI and 20,007 are owned directly by A-Fund. Lin is a director of each of UGP VI, the general partner of DGP VI, which is the general partner of DCM VI, and A-Fund UGP, the general partner of A-Fund DGP, which is the general partner of A-Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,458,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.9%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 05105P107	13D	Page 9 of 26 Pages

1	NAME OF REPORTING PERSON Matthew C. Bonner (“Bonner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ¨ (b) x
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER

4,458,415 common shares of which 4,438,408 (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) are directly owned by DCM VI and 20,007 are owned directly by A-Fund. Bonner is a director of each of UGP VI, the general partner of DGP VI, which is the general partner of DCM VI, and A-Fund UGP, the general partner of A-Fund DGP, which is the general partner of A-Fund, and may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER

4,458,415 common shares of which 4,438,408 (which includes 269,490 shares underlying warrants to purchase common stock held by DCM VI) are directly owned by DCM VI and 20,007 are owned directly by A-Fund. Bonner is a director of each of UGP VI, the general partner of DGP VI, which is the general partner of DCM VI, and A-Fund UGP, the general partner of A-Fund DGP, which is the general partner of A-Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	4,458,415
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	¨
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.9%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 05105P107	13D	Page 10 of 26 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 supplements and amends the Schedule 13D that was originally filed on October 5, 2020 as amended by Amendment No. 1 filed on October 28, 2021 (the “Original Schedule 13D”). This Amendment No. 2 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Augmedix, Inc., a Delaware corporation (the “Company”). Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D. The Company’s principal executive offices are located at 1161 Mission Street, Suite LL, San Francisco, California, 94103.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) DCM VI, L.P., a Cayman Islands exempted limited partnership (“DCM VI”), (ii) A-Fund, L.P., a Cayman Islands exempted limited partnership (“A-Fund”), (iii) DCM Investment Management VI, L.P., a Cayman Islands exempted limited partnership (“DGP VI”), (iv) DCM International VI, Ltd., a Cayman Islands exempted company (“UGP VI”), (v) A-Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“A-Fund DGP”), (vi) A-Fund International, Ltd., a Cayman Islands exempted company (“A-Fund UGP”), and (vii) F. Hurst Lin (“Lin”), a citizen of the United States, and (viii) Matthew C. Bonner (“Bonner”), a citizen of the United States, (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

DCM VI and A-Fund are venture capital funds. DGP VI is the general partner of DCM VI and UGP VI is the general partner of DGP VI. A-Fund DGP is the general partner of A-Fund and A-Fund UGP is the general partner of A-Fund DGP. Lin and Bonner are the directors of each of UGP VI and A-Fund UGP (collectively, the “Directors”). The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

On October 5, 2020, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of October 5, 2020 (the “Merger Agreement”), by and among Malo Holdings Corporation, a Delaware corporation (the “Parent”), August Acquisition Corp., a Delaware corporation (the “Acquisition Subsidiary”), and Augmedix, Inc., a privately held Delaware corporation ("Augmedix"), the Acquisition Subsidiary merged with and into Augmedix and the separate corporate existence of the Acquisition Subsidiary ceased, and the Company continued as the surviving corporation in the Merger (the “Merger”). As a result of the Merger, all of the outstanding shares of stock of Augmedix held by accredited investors were converted into shares of the Company's common stock. All of the outstanding warrants, options and stock appreciation rights of Augmedix were assumed by the Company. The foregoing description of the Merger and the Merger Agreement is intended as a summary only and is qualified in their entirety by reference to the Merger Agreement, which is filed with the Securities and Exchange Commission as as Exhibit 2.1 to the Company’s Form 8-K filed on October 9, 2020 and is incorporated herein by reference.

CUSIP NO. 05105P107	13D	Page 11 of 26 Pages

At the time the certificate of merger reflecting the Merger was filed with the Secretary of State of Delaware (the “Effective Time”), each of Augmedix’s shares of capital stock issued and outstanding immediately prior to the closing of the Merger was converted into the right to receive (a)  0.420864013 shares of the Company’s common stock (the “Common Share Conversion Ratio”) (in the case of shares held by accredited investors) or (b) $3.00 multiplied by the Common Share Conversion Ratio (in the case of shares held by unaccredited investors and those with an entitlement to shares of Augmedix’s capital stock), with the maximum number of shares of Company’s common stock issuable to the former holders of Augmedix’s capital stock equal to 15,458,133 after adjustments due to rounding for fractional shares.

In March 2018, DCM VI purchased in a private placement a convertible promissory note in the amount of $658,613 at an interest rate 6% per annum.

In May 2018, DCM VI entered into a Series B Preferred Stock Purchase Agreement with Augmedix to acquire an aggregate of 1,540,245 shares of Series B convertible preferred stock for an aggregate purchase price of $1,841,386.00.

In October 2018, DCM VI entered into a Series A Preferred Stock Purchase Agreement with Augmedix to acquire an aggregate of 16,666,665 shares of Series A convertible preferred stock (before giving effect to a 10-for-1 reverse stock split in March 2019) for a purchase price of $0.20 per share, an aggregate purchase price of $3,333,333.00.

In August 2019, DCM VI purchased in a private placement a convertible promissory note in the amount of $953,078 at an interest of 6% per annum.

In September 2019, DCM VI entered into a 2019 Series B Preferred Stock and Warrant Purchase Agreement dated September 3, 2019 with Augmedix to acquire an aggregate of 2,031,992 shares of 2019 Series B convertible preferred stock for an aggregate purchase price of $2,354,543.

On October 5, 2020, DCM VI entered into a Subscription Agreement pursuant to which DCM VI acquired from the Company in an initial closing of a private placement offering an aggregate of 666,667 shares of common stock for a purchase price of $3.00 per share, or $2,000,001.00 in the aggregate.

In connection with the Merger, DCM VI received 3,064,751 shares of common stock of the Company in exchange for its Series A Preferred Stock and Series B Preferred Stock of Augmedix.

In connection with the Merger, A-Fund received 20,007 shares of common stock of the Company in exchange for its Series A Preferred Stock and Series B Preferred Stock of Augmedix.

In connection with the Merger, DCM VI received 269,490 shares of common stock of the Company in exchange for warrants assumed in the Merger.

On October 28, 2021, DCM VI entered into a Subscription Agreement to which DCM VI acquired from the Company in an initial closing of a private placement offering an aggregate of 437,500 shares of common stock for a purchase price of $4.00 per share, or $1,750,000.00 in the aggregate.

The source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The shares of the Company’s common stock acquired by the Reporting Persons in the Merger (described in Item 3 above) were acquired solely for investment purposes. The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 4, as applicable.

The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes in the ordinary course of business. The Reporting Persons expect to evaluate the Company’s financial condition and prospects and their respective interests in, and intentions with respect to, the Company and their respective investments in the securities of the Company, on an on-going basis, which review may be based on various factors, including the Company’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase or decrease its holdings in the Company that the Reporting Persons now own or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided by the Registration Rights Agreement dated as of October 5, 2020, by and among the Company, DCM VI and certain other parties thereto.

CUSIP NO. 05105P107	13D	Page 12 of 26 Pages

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)     Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities. The percentage listed in Row 13 for each Reporting Person was calculated based upon 37,432,204 outstanding shares of common stock outstanding as disclosed by the Company in its Form 10-Q filed on November 2, 2022.

(c)        Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the common stock of the Company during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of each of DCM VI, A-Fund, DGP VI, A-Fund DGP and the amended and restated articles of memorandum and association of UGP VI and A-Fund UGP, the partners and shareholders of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Company owned by each such entity of which they are a partner or shareholder.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

In connection with the acquisition of common stock of the Company, DCM VI and certain other investors entered into a Subscription Agreement and a Registration Rights Agreement dated as of October 5, 2020, entitling such parties to the registration of their shares, including demand registration rights, Form S-4 or Form S-8 registration rights, deferral of registration, and piggyback registration filed with the Securities and Exchange Commission as Exhibit 10.9 and Exhibit 10.8 to the Company’s Form 8-K filed on October 9, 2020 and are incorporated herein by reference, respectively.

On October 25, 2021, certain of the Reporting Persons and certain other investors entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which certain of the Reporting Persons agreed, subject to certain exceptions, not to sell, transfer or otherwise dispose of or hedge any shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock) held by each of them during the period commencing upon the date of the lock-up agreements until the date that is 90 days after the date of the Prospectus, except with the prior written consent of the representatives.

CUSIP NO. 05105P107	13D	Page 13 of 26 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing
EXHIBIT B	Power of Attorney

EXHIBIT 10.8	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.8 of the Company’s Form 8-K filed on October 9, 2020).
EXHIBIT 10.9	Form of Subscription Agreement (incorporated by reference to Exhibit 10.9 of the Company’s Form 8-K filed on October 9, 2020).
EXHIBIT 10.1	Lock-Up Agreement, dated February 22, 2021, by and between Augmedix, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 26, 2021).

CUSIP NO. 05105P107	13D	Page 14 of 26 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2023

DCM VI, L.P.

By: DCM Investment Management VI, L.P.
Its General Partner

By: DCM International VI, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM INVESTMENT MANAGEMENT VI, L.P.

By: DCM International VI, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM International VI, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

A-FUND, L.P.

By: A-FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: A-FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

A-FUND INVESTMENT MANAGEMENT, L.P.

By: A-FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 05105P107	13D	Page 15 of 26 Pages

A-FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

F. HURST LIN

/s/ F. Hurst Lin
Matthew C. Bonner, Attorney-In-Fact*

MATTHEW C. BONNER

/s/ Matthew C. Bonner
Matthew C. Bonner

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 05105P107	13D	Page 16 of 26 Pages

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Augmedix, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: January 23, 2023

DCM VI, L.P.

By: DCM Investment Management VI, L.P.
Its General Partner

By: DCM International VI, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM INVESTMENT MANAGEMENT VI, L.P.

By: DCM International VI, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM International VI, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

A-FUND, L.P.

By: A-FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: A-FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 05105P107	13D	Page 17 of 26 Pages

A-FUND INVESTMENT MANAGEMENT, L.P.

By: A-FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

A-FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

F. HURST LIN

/s/ F. Hurst Lin
Matthew C. Bonner, Attorney-In-Fact*

MATTHEW C. BONNER

/s/ Matthew C. Bonner
Matthew C. Bonner

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 05105P107	13D	Page 18 of 26 Pages

exhibit A

dcm

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Matthew C. Bonner his or its true and lawful attorney-in-fact (the “Attorney-in-Fact”) to:

(1)       execute for and on behalf of each undersigned (a “Reporting Person”) any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13H, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the “Reports”) with respect to each Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”);

(2)       do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority or the Form ADV; and

(3)       take any other action of any type whatsoever in connection with the foregoing which, in the opinion of either such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by either such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

The undersigned hereby grants to the Attorney-in-Fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or his substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that no such attorney-in-fact, in serving in such capacity at the request of the undersigned, is hereby assuming, nor is the Company hereby assuming, any of the undersigned’s responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the Attorney-in-Fact. Each Reporting Person acknowledges that the Attorney-in-Fact, in serving in such capacity at the request of the undersigned, is not hereby assuming any of the undersigned’s responsibilities to comply with state or federal securities laws.

[Signatures on the Following Page.]

CUSIP NO. 05105P107	13D	Page 19 of 26 Pages

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 31st day of December, 2022.

/s/ F. Hurst Lin	/s/ Matthew C. Bonner
F. Hurst Lin	Matthew C. Bonner

DCM MANAGEMENT, L.P.	DCM Management International, Ltd.

By: DCM Management International, Ltd.,
Its General Partner	By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
By: /s/ Matthew C. Bonner	Title: Director
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL IV, LTD.	DCM IV, L.P.

By: DCM INVESTMENT MANAGEMENT IV, L.P.
By: /s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Director	By: DCM INTERNATIONAL IV, LTD.
Its General Partner

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT IV, L.P.	DCM AFFILIATES FUND IV, L.P.

By: DCM INTERNATIONAL IV, LTD.	By: DCM INVESTMENT MANAGEMENT IV, L.P.
Its General Partner	Its General Partner

By: DCM INTERNATIONAL IV, LTD.
By: /s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Director	By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL V, LTD.	DCM V, L.P.

By: /s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT V, L.P.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: DCM INTERNATIONAL V, LTD.
Its General Partner

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 05105P107	13D	Page 20 of 26 Pages

DCM INVESTMENT MANAGEMENT V, L.P.	DCM AFFILIATES FUND V, L.P.

By: DCM INTERNATIONAL V, LTD.	By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner	Its General Partner

By: /s/ Matthew C. Bonner	By: DCM INTERNATIONAL V, LTD.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL VI, LTD.	DCM VI, L.P.

By: /s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT VI, L.P.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: DCM INTERNATIONAL VI, LTD.
Its General Partner

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT VI, L.P.

By: DCM INTERNATIONAL VI, LTD.
Its General Partner

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL VII, LTD.	DCM VII, L.P.

By: /s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT VII, L.P.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: DCM INTERNATIONAL VII, LTD.
Its General Partner

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 05105P107	13D	Page 21 of 26 Pages

DCM INVESTMENT MANAGEMENT VII, L.P.	DCM AFFILIATES FUND VIII, L.P.

By: DCM INTERNATIONAL VII, LTD.	By: DCM INVESTMENT MANAGEMENT VIII, L.P.
Its General Partner	Its General Partner

By: /s/ Matthew C. Bonner	By: DCM INTERNATIONAL VIII, LTD.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL VIII, LTD.	DCM VIII, L.P.

By: /s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT VIII, L.P.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: DCM INTERNATIONAL VIII, LTD.
Its General Partner

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT VIII, L.P.	DCM Ventures China Fund (DCM VIII), L.P.

By: DCM INTERNATIONAL VIII, LTD.	By: DCM INVESTMENT MANAGEMENT VIII, L.P.
Its General Partner	Its General Partner

By: /s/ Matthew C. Bonner	By: DCM INTERNATIONAL VIII, LTD.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL IX, LTD.	DCM IX, L.P.

By: DCM INVESTMENT MANAGEMENT IX, L.P.
By: /s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Director	By: DCM INTERNATIONAL IX, LTD.
Its General Partner

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 05105P107	13D	Page 22 of 26 Pages

DCM INVESTMENT MANAGEMENT IX, L.P.	DCM AFFILIATES FUND IX, L.P.

By: DCM INTERNATIONAL IX, LTD.	By: DCM INVESTMENT MANAGEMENT IX, L.P.
Its General Partner	Its General Partner

By: /s/ Matthew C. Bonner	By: DCM INTERNATIONAL IX, LTD.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INTERNATIONAL X, LTD.	DCM X, L.P.

By: /s/ Matthew C. Bonner	By: DCM INVESTMENT MANAGEMENT X, L.P.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: DCM INTERNATIONAL X, LTD.
Its General Partner

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM INVESTMENT MANAGEMENT X, L.P.	DCM AFFILIATES FUND X, L.P.

By: DCM INTERNATIONAL X, LTD.	By: DCM INVESTMENT MANAGEMENT X, L.P.
Its General Partner	Its General Partner

By: /s/ Matthew C. Bonner	By: DCM INTERNATIONAL X, LTD.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INTERNATIONAL, LTD.	A-FUND, L.P.

By: A-FUND INVESTMENT MANAGEMENT, L.P.
By: /s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Director	By: A-FUND INTERNATIONAL, LTD.
Its General Partner

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 05105P107	13D	Page 23 of 26 Pages

A-FUND INVESTMENT MANAGEMENT, L.P.

By: A-FUND INTERNATIONAL, LTD.
Its General Partner

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INTERNATIONAL II, LTD.	A-FUND II, L.P.

By: A-FUND INVESTMENT MANAGEMENT II, L.P.
By: /s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Director	By: A-FUND INTERNATIONAL II, LTD.
Its General Partner

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INVESTMENT MANAGEMENT II, L.P.	A-FUND II AFFILIATES FUND, L.P.

By: A-FUND INTERNATIONAL II, LTD.	By: A-FUND INVESTMENT MANAGEMENT II, L.P.
Its General Partner	Its General Partner

By: /s/ Matthew C. Bonner	By: A-FUND INTERNATIONAL II, LTD.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

A-FUND INVESTMENT MANAGEMENT III, L.P.	A-FUND III, L.P.

By: A-FUND INTERNATIONAL III, LTD.	By: A-FUND INVESTMENT MANAGEMENT III, L.P.
Its General Partner	Its General Partner

By: /s/ Matthew C. Bonner	By: A-FUND INTERNATIONAL III, LTD.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 05105P107	13D	Page 24 of 26 Pages

A-FUND INTERNATIONAL III, LTD.	A-FUND III AFFILIATES FUND, L.P.

By: /s/ Matthew C. Bonner	By: A-FUND INVESTMENT MANAGEMENT III, L.P.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: A-FUND INTERNATIONAL III, LTD.
Its General Partner

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.	DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.	By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner	Its General Partner

By: /s/ Matthew C. Bonner	By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: /s/ Matthew C. Bonner
Name: Matthew C. Boner
Title: Director

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Turbo Fund Investment Management, L.P.	DCM Ventures China Turbo Fund, L.P.

By: DCM Turbo Fund International, Ltd.	By: DCM Turbo Fund Investment Management, L.P.
Its General Partner	Its General Partner

By: /s/ Matthew C. Bonner	By: DCM Turbo Fund International, Ltd.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 05105P107	13D	Page 25 of 26 Pages

DCM Turbo Fund International, Ltd.	DCM Ventures China Turbo AFFILIATES Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
By: /s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Director	By: DCM Turbo Fund International, Ltd.
Its General Partner

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Opportunity Fund Investment Management III, L.P.	DCM Opportunity Fund III, L.P.

By: DCM Opportunity Fund International III, Ltd.	By: DCM Opportunity Fund Investment Management III, L.P.
Its General Partner	Its General Partner

By: DCM Opportunity Fund International III, Ltd.
By: /s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Director	By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Opportunity Fund International III, Ltd.	DCM Opportunity Fund International II, Ltd.

By: /s/ Matthew C. Bonner	By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner	Name: Matthew C. Bonner
Title: Director	Title: Director

DCM Opportunity Fund Investment Management II, L.P.	DCM Opportunity Fund II, L.P.

By: DCM Opportunity Fund International II, Ltd.	By: DCM Opportunity Fund Investment Management II, L.P.
Its General Partner	Its General Partner

By: DCM Opportunity Fund International II, Ltd.
By: /s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Director	By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

CUSIP NO. 05105P107	13D	Page 26 of 26 Pages

DCM Opportunity Fund Investment Management, L.P.	DCM Opportunity Fund, L.P.

By: DCM Opportunity Fund International, Ltd.	By: DCM Opportunity Fund Investment Management, L.P.
Its General Partner	Its General Partner

By: /s/ Matthew C. Bonner	By: DCM Opportunity Fund International, Ltd.
Name: Matthew C. Bonner	Its General Partner
Title: Director
By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM Opportunity Fund International, Ltd.

By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Director

DCM III, L.P.	DCM III-A, L.P.

By: DCM Investment Management III, L.L.C.	By: DCM Investment Management III, L.L.C.
Its General Partner	Its General Partner

By: /s/ Matthew C. Bonner	By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner	Name: Matthew C. Bonner
Title: Authorized Signatory	Title: Authorized Signatory

DCM Investment Management III, L.L.C.	DCM AFFILIATES FUND III, L.P.

By: DCM Investment Management III, L.L.C.
By: /s/ Matthew C. Bonner	Its General Partner
Name: Matthew C. Bonner
Title: Authorized Signatory	By: /s/ Matthew C. Bonner
Name: Matthew C. Bonner
Title: Authorized Signatory